Exhibit 4(c)(xxvii)

Dated          20 October 2019

EMPLOYMENT AGREEMENT

BETWEEN

(1)  SMITH & NEPHEW ORTHOPAEDICS  AG

and

(2) ROLAND DIGGELMANN

[Date]

PARTIES

(1)        SMITH &  NEPHEW ORTHOPAEDICS AG whose registered office is at [Obemeuhofstrasse lOD, 6340 Baar, Switzerland] ("we") or ("us") or ("the Company")

(2)        ROLAND DIGGELMANN  of [INSERT ADDRESS]  ("you")

(A)       This Agreement sets out the terms and conditions that apply to your employment with us.  There are other provisions relevant to your employment which are available on our intranet, which we may change from time to time. If there is any conflict between them and this Agreement then this Agreement   prevails.

(B)       The final section of the Agreement sets out definitions and general provisions that apply throughout the Agreement.

SECTION ONE: YOUR  JOB

1.         THE APPOINTMENT

1.1       You are employed by us with effect on and from 1 November 2019 (the Start Date) and, pursuant to a resolution of the Board of Directors of Smith & Nephew plc, you are appointed to the role of Chief Executive Officer of Smith & Nephew plc from the Start Date.

1.2        Your period of continuous employment commenced on the Start  Date.

1.3        We can make reasonable changes to your job title, your duties and responsibilities provided always that such changes do not diminish your status and responsibilities or substantially alter the capacity and role in which you are employed.

1.4        You must:

(a)         comply with all of the Group's rules, policies and procedures, including but not limited to our Code of Conduct and our Group Finance  Manual;

(b)        carry out all of your duties and functions consistent with your role including accepting any directorship or other position  of responsibility in the Group;

(c)         exercise all the powers and comply with all our instructions m connection with the business that we reasonably require,  and

(d)         use your reasonable endeavours to promote our  interests.

1.5        If we ask you for any information or explanations about your employment or  our business or affairs, you must give it to us as soon as reasonably practicable (in writing if required).

1.6        You must comply with any restrictions that we may properly impose on  you.

2.          HOURS OF WORK

2.1        Our normal office hours are currently 9 am to 5 pm Monday to Friday but you are expected to work whatever hours we reasonably require of you with no additional remuneration.

3.          PLACE OF WORK

3.1        Your normal place of work is our offices in Switzerland and we will not move   it without your prior written agreement which shall not be unreasonably withheld if the new location is within reasonable commuting distance of your home at the time. However, we may require you to work elsewhere, including within the United Kingdom, on a temporary  basis.

3.2         You are required to travel to the United Kingdom and within Europe or worldwide as part of your duties.

4.          WARRANTIES

4.1       You represent and warrant that you have complied with all appropriate legal obligations and have not been charged or (to your knowledge) investigated with regard to any offence other than minor traffic violations or other, similar misdemeanours unrelated to your work. In particular, you warrant that you have not been prohibited from being a director or been charged with any offence involving dishonesty or violence.

4.2       You represent and warrant that, by entering this Agreement or performing any  of your obligations under it, you are not in breach of any obligation neither to any third party, including a restrictive covenant, nor of any court order or any other legal obligations.

SECTION  TWO: YOUR REMUNERATION

5.         SALARY

5.1       Your basic annual salary is CHFl,380,000. The salary accrues daily and is payable in equal monthly instalments in arrears on or before the last working day of each month.

5.2       Your salary will be reviewed not less than annually on or about 1 April. However, the first review date for you will be 1 April 2021. We are not under any obligation to increase your salary at each review.

5.3       There is no additional remuneration for any directorship, trusteeship or other position of responsibility that you may hold in the Group.

5.4       All remuneration arrangements set out in this Agreement are subject to the approval of the Remuneration Committee.

6.          EXECUTIVE  CASH AND SHARE INCENTIVE  PROGRAMS

6.1        Subject to clause 6.2, you will be eligible to participate in cash, share and performance incentive programmes and you will be given a brochure outlining the programme, the details of which may be changed from time to time. The grant of awards under these arrangements is entirely discretionary and the grant of a cash, share or performance award in one year is no guarantee of a grant being made to you in a subsequent  year.

6.2        You will not be eligible to participate in the annual cash incentive plan, Equity Incentive Plan or Group Performance Share Plan in respect of the 2019 financial year.

7.          EXECUTIVE  SHARE  OWNERSHIP GUIDELINES

7.1       One of the main objectives of the suite of incentive plans is to ensure that there is strong alignment between the interests of our senior executives with those of our shareholders. Therefore, in order to encourage executives to think like our shareholders, there is an expectation that our senior team members will build up and maintain an appropriate level of shareholding in Smith & Nephew. Upon starting  employment,  any  existing  shareholdings  will  count  towards meeting your share ownership expectations as well as any shares held by (or in respect of) your spouse or partner. For you, this means an equivalent of 300% of your salary. This must be achieved within a period of five years from appointment. Until you have achieved this requirement, you are required to retain 50% of the net number of shares vesting from all Smith & Nephew incentive  plans.

7.2        You may also be required to retain a shareholding for a period following termination of your employment in accordance with any policy of the Group on post-employment shareholding in place from time to time. You agree that you will comply with any such policy and will enter into such arrangements as the Company may reasonably require to demonstrate your compliance with that policy.

8.          COMPANY CAR OR CAR  ALLOWANCE

8.1        You will be provided with benefits in accordance with the Smith & Nephew Company Car Scheme while such a scheme exists or, in lieu of a company car,  a taxable car allowance. Details of the scheme are available on the intranet, and may be changed from time to time.

9.          PENSIONS, LIFE ASSURANCE  AND INCOME  PROTECTION

9.1        Pensions, Life Assurance and Income Protection policy, including those described below, are subject to continuous review by the Board of Smith & Nephew plc and its Remuneration Committee and may be amended from time  to time at their discretion. However, you shall be eligible for cover under any such schemes or policies from time to time in force for the benefit of directors and senior executives.

9.2        Pension Plan

The Company will pay annual contributions to a pension plan in accordance with applicable law provided that such contributions will not exceed12%  of basic salary .

Please note that any pension contributions will not count as salary for the purposes of calculating any other benefits (including any annual   bonus).

9.3         Life Assurance

We will also provide you with life assurance cover under the Smith & Nephew Stakeholder Group Death in Service Plan (the Death in Service Plan). The cover is provided through an insurance company (the relevant insurer). The benefit provided on death in service is (subject to the terms of the relevant insurer) [7] x base salary.

9.4         Income Protection

In the event of inability to work as a result of sickness or accident, your income will be protected for continued pay in line with the Swiss local Staff Regulations.

10.        PRIVATE  MEDICAL INSURANCE

10.1      Private health cover and an annual medical examination is provided from the Start Date for yourself, and if applicable, your spouse and any of your unmarried children who are under age 21 (or under age 24 if in full-time education). Full details will be sent under separate  cover.

11.        HOLIDAYS

11.1      Our holiday year runs from 1 January to 31 December. In addition to bank holidays, you are entitled to 25 days' paid holiday in each holiday   year.

11.2      Holidays accrue pro-rata in each holiday  year.

11.3      It may be necessary to set aside a certain number of days each year to cover the closure of the office at the Christmas and New Year periods and you will be informed if this is the case.

12.        EXPENSES

12.1      We will reimburse you for all business expenses that are properly and  reasonably incurred and claimed by you in accordance with our expenses policy in force from time to time. If we make a company credit card available to you, you must:

(a)        take good care of it and immediately  report if it is lost or stolen;

(b)        only use the card for our business and in accordance with any applicable policy; and

(c)        surrender it immediately on our request.

SECTION  THREE:  YOUR RESPONSIBILITIES

13.        GENERAL DUTIES

13.1      During your employment (including any period of suspension or while on garden leave) you are subject to a duty of goodwill, trust and confidence, exclusive service and good faith towards us. Without limitation, these duties require that you must not:

(a)        compete with the Group;

(b)        make preparations (during hours when you are required to work) to compete with the Group after your employment has  terminated;

(c)        solicit business from customers or potential customers of the  Group;

(d)        encourage employees to leave employment with the Group against the Group's  wishes; and/or

(e)        copy information relating to the Group for a purpose other than for the benefit of the Group.

13.2      If you are appointed as a director of a board of any Group Company, you must notify that board immediately if you act (or omit to act) in a way that may amount to a breach of your obligations to the Group or if you become aware of or suspect any wrongdoing on the part of Group employees or contractors or  any acts (or omissions) of third parties which might reasonably be expected to  be harmful to the Group.

14.        OTHER INTERESTS

14.1       You must devote all of your working time to the Group. You must not undertake any activity or do anything that might reasonably be expected to affect the full and proper performance of your duties unless we agree first. Without limitation, you must not undertake any other employment or hold any other office without our prior formal agreement (such agreement  not to be unreasonably  withheld).

14.2      You may invest in publicly traded competitors or suppliers, provided the investment is minimal in relation to your net worth, and is formally pre authorised by the Chairman. Ownership of a substantial amount of stock, however, in a publicly traded competitor or ownership of an interest in a privately held company that competes with any member of the Group is prohibited.

14.3      You confirm that you have informed us (and will continue to keep us informed) of any conflict that may exist between your (or your immediate family's)  interests and those of the  Group.

14.4      You are not entitled to receive any discount, rebate, commission or other benefit in respect of business carried out by the Group (whether carried out by you or not) and you must immediately disclose to and account to us for any such benefit if you do receive  it.

14.5      You must comply with the Group's Code of Conduct at all times.

15.        MARKET ABUSE AND INSIDER DEALING

15.1     The freedom of Directors and certain employees to deal in  the  Company's shares and ADRs is restricted in a number of ways including by UK statute, requirements of the London and New York Stock Exchanges and US Federal Securities laws. As a result, the Company has adopted the Smith & Nephew Code of Dealing (the "Code of Dealing") which is based on the requirements of the UK Market Abuse Regulation.

15.2      The Dealing Code imposes restrictions to ensure that Directors, designated insiders and persons connected with them don't abuse,  or  place  themselves under suspicion of abusing, price sensitive and/or inside information especially in periods leading up to an announcement of results or potential acquisitions or disposals of part of the business.

15.3      In view of your position you are considered to be a designated insider and a copy of the Code of Dealing will be sent to you under separate cover. You will be required to confirm that you have read and understood the Code of   Dealing.

15.4     Any queries in relation to the Code of Dealing should be addressed to the Company Secretary, Smith & Nephew plc, 15 Adam Street, London WC2N 6LA.

16.        CONFIDENTIAL  INFORMATION

16.1      During the course of your employment, you will be exposed to information that is secret, confidential or commercially sensitive and which (if disclosed or used for purposes other than those of the Group) could cause significant harm to the Group. In this Agreement, that information is referred to as Confidential Information and includes without  limitation:

(a)        research and development carried out by the Group (whether or not that research is complete and including the outcome of any clinical or field trials) and potential areas of research and development identified by the Group;

(b)        details of any applications for regulatory approval or clearance for any products or services developed by the Group;

(c)        the Group's intellectual property (except where this is not protected by patent or equivalent protection);

(d)        the Group's manufacturing techniques and methods and ideas for manufacturing  techniques and methods;

(e)        the Group's marketing  and sales strategies and  plans;

(f)         potential acquisitions and disposals by the  Group;

(g)        the Group's financial  and sales performance;

(h)        information relating to the Group's employees and contractors including without limitation their perceived strengths and weaknesses, remuneration  and contact details.

16.2     You must not use, disclose or permit to be used or disclosed (other than in the performance of your duties or as required by law) any Confidential Information.  This restriction applies both during the course of your employment and following its termination except in relation to Confidential Information which has come into the public domain other than by virtue of a breach of duty by you.

16.3     You acknowledge that in the ordinary course of your employment, you will have access to price sensitive and/or inside information (as referred to in the Code of Dealing). You agree that all such information is confidential and must not be used, disclosed or permitted to be used or disclosed except as may be necessary for the proper performance of your duties to us and in accordance with the requirements of the Market Abuse Regulation or the  law.

16.4     We are conscious that you will have been provided with and had access to confidential information relating to your previous employment. You agree that you have not and will not use any information of a confidential nature that is the property of your previous employer (except where such information is already  in the public domain) for the benefit of us or our clients or customers. Such practice could expose us to legal action and could lead to your summary dismissal. If you have any concerns or questions about the appropriateness of  the use of any information which may be of a confidential nature, you should raise this with Human Resources or the Legal  Function.

16.5      The provisions of this Agreement are without prejudice to any duties and obligations of confidentiality to which you may be subject at common law or equity.

16.6      You must not make or issue any press statement or give any interview to a journalist or publish or submit for publication any article or opinion relating directly or indirectly to the Group without our prior  agreement.

16.7      You must not at any time make any untrue or misleading statement in relation to the Group.

17.        INTELLECTUAL PROPERTY

17.1      Inventions and design

Inventions and designs produced by you alone or in collaboration with others in the course of your work for us and in performance of your contractual obligations belong to us irrespective of time and place of their creation as well as their protectability. We do not owe you any special remuneration.

We reserve the right to acquire inventions and designs,  which  you produce in  the course of your work for us but not in performance of your contractual obligations. In these cases,  you must notify us of such inventions and designs immediately and we will inform you within six month in writing whether we  will release the invention respectively the design. In case of non-release you are granted adequate remuneration.

17.2      Rights to works, in particular computer  programs

You grant to us the exclusive right without limitation in scope or time to use all work results you produce alone or in collaboration with others in the course of your work for us. Whether the work results are produced in performance of your contractual obligations is not deciding. Such right to use covers all rights (including the right to make amendments) and all known and future ways of utilization and fields of application regarding the work result in question and includes in particular all rights according to Art. 9 and 11 Copyrights Act. The transfer of the rights to use will not entitle you to any additional compensation but is fully compensated  by your salary.

Based on Art.17 Copyrights Act you transfer to us the exclusive right to use and all rights regarding computer programs which you produce alone or in collaboration with others in the course of your work for us and in performance of your contractual obligations. Thereby you grant to us as a minimum all rights according to the above paragraph. Regarding computer programs which you produce in the course of your work for us but not in performance of your contractual obligations the above paragraph  applies.

In case a work result protected by the Copyrights Act also meets the requirements of an invention or design Clause 17.1 above also  applies.

You guarantee that you do not use any works of third persons without informing us about the respective works and their  sources.

SECTION  FOUR: DISCIPLINE AND GRIEVANCE

18.        You must comply with our disciplinary policy and procedure which is available on the intranet. Failure to do so is a serious breach of this Agreement. The disciplinary policy and procedure does not form part of this Agreement nor does it give rise to any contractual rights as between you and the Group. If you are dissatisfied with any disciplinary decision taken against you, you may appeal to the Chairman of the Board of Smith & Nephew plc within 5 working   days.

19.        If you have any grievance relating to your employment, you should raise it in  the first instance with the Group HR Director in accordance with our grievance procedure.

20.        We have the right to suspend you with full pay and benefits at any time to allow us to conduct a disciplinary investigation or if your dismissal is being contemplated. Suspension may be for such period as is reasonably necessary in the circumstances.

SECTION FIVE: TERMINATION  OF EMPLOYMENT

21.         NOTICE

21.1      We have to give you not less than 12 months' notice in writing to terminate your employment.

21.2      If you want to resign, you must give us not less than six months' notice in writing.

21.3     We may terminate your employment immediately and without any entitlement to notice under clause 21.1 or compensation  if:

(a)        you are guilty of gross misconduct or gross  negligence;

(b)        you commit any significant or intentional violation of our Code of Conduct or similar applicable integrity policy within the Smith & Nephew Group;

(c)        without reasonable cause, you neglect, omit or refuse to perform all or any of your duties or obligations under this Agreement or you fail to any substantial or material extent to observe and perform the provisions of this Agreement to our reasonable satisfaction provided always that where such matters are capable of remedy, we shall not terminate pursuant to this clause unless and until we have given you 28 days' written notice of the relevant matter requiring you to remedy the same and you have failed to do so; or

(d)        you misconduct yourself whether during or outside the course of your duties under this Agreement in such a way that in our reasonable opinion our business, operation, interests or the reputation  of the Group are or are likely to be prejudicially affected, provided always that where such misconduct is capable of remedy so as to avoid such prejudicial effect, we shall not terminate pursuant to this clause unless and until we have given you 28 days' written notice of the misconduct requiring you to remedy the same and you have failed to do so;  or

(e)         you commit any criminal offence (including in particular any offence involving dishonesty or violence) other than an offence which does not in our reasonable opinion affect your position under this Agreement;   or

(f)         you commit an offence under any statutory enactment or regulation or any provision of this Agreement relating to insider dealing or market abuse  (whether  that  enactment  was  passed  in  the  United  Kingdom,

Switzerland or United States of America or elsewhere);  or

(g)        you become bankrupt or make or attempt to make any composition with your creditors; or

(h)        you become prohibited by law from being a director of a company or you cease to be a director of a Group Company without our consent or concurrence; or

(i)         you are guilty of any deliberate act of discrimination, harassment or victimisation on grounds of race, sex, disability, sexual orientation, religion/religious belief or age.

22.        PAYMENT IN LIEU OF NOTICE, GARDEN LEAVE

22.1     We may, in our absolute discretion, pay basic salary in lieu of notice (or any remaining part thereof) and pay to you an additional sum in lieu of any benefits (excluding bonus, if any) which you are contractually entitled to receive during the notice period (or part thereof), whether notice is given by us or by you.    We

may elect to pay this sum as one lump sum payment or in equal instalments on those days on which you would have received your basic salary had you continued in employment throughout your notice  period.

22.2     During all or part of any period of notice, and provided that we continue to pay your salary and provide the benefits (other than bonus) to which you are entitled under this Agreement (or to pay a sum in lieu of such benefits) until your employment terminates, then we are entitled at our absolute discretion during  the remaining period of your notice period (or any part of such period) to place you on garden leave. You will be deemed to have taken any accrued but untaken holiday during any period of garden leave. This means that we may require you:

(a)        not to carry out all or part of your duties or to exercise your powers or responsibilities under this Agreement or require you to carry out alternative duties;

(b)        to resign immediately from any offices you may hold with the   Group;

(c)        not to attend your place of work or any other Group  premises;

(d)        not to have contact (including socially) with any suppliers or customers of the Group or with employees (other than socially) except  as authorised  by us;

(e)        to return to us all documents, computer disks and other property (including summaries, extracts or copies) belonging to the Group or to  its or their customers;

(f)         to work from your home and/or to carry out exceptional duties or special projects outside the normal scope of your duties and responsibilities provided always that such special projects are appropriate to your status, skills and experience;  and/or

(g)        to take or not to take all or part of any outstanding holiday during your notice period.

22.3     You will have no entitlement to bonus in respect of any period of garden leave but the Remuneration Committee may, in its absolute discretion, determine to pay you a sum in respect of bonus in respect of such  period.

22.4     You acknowledge that during any garden leave you remain employed by us and the terms of this Agreement  will apply.

22.5     In the event that it is agreed that any period of garden leave should come to an end and your employment terminate to allow you to commence employment elsewhere, all payments  to you would then cease and you would have no right  to compensation in respect of any outstanding  period of  notice.

22.6     In deciding whether to exercise any discretion under Clauses 22.1, 22.2 or 22.3, the Remuneration Committee will take into account all relevant circumstances including the Group's policy not to "reward for failure", the appropriateness of your obligation to mitigate for loss, and other relevant "corporate governance" guidelines.

22.7      Notwithstanding any other provision of this Agreement, you acknowledge and agree that the payment of any amount or provision of any benefit to you is conditional upon such payment or provision being consistent with Smith & Nephew plc's Remuneration Policy. Any provision of this Agreement which is not consistent with the Remuneration Policy shall be void and you shall have no entitlement to compensation or damages in respect of any loss suffered in consequence thereof. You acknowledge that the Remuneration Committee is currently consulting the shareholders on the terms of a revised Remuneration Policy and will be putting the new policy to the shareholders of Smith & Nephew plc at the AGM in 2020.

22.8      You acknowledge that in order to comply with UK corporate governance standards the discretionary bonus arrangements and share incentive plans operated by the Group from time to time (the "Plans") include, or may in the future include, provisions which in certain circumstances allow for the reduction of amounts payable to you and/or for you to repay all or part of any amounts received by you pursuant to those Plans. You hereby agree to be bound by such provisions of the Plans both during and following the employment and acknowledges the right of the Company or Smith & Nephew plc to deduct from any amount payable to you any amount you owe to the Group Companies pursuant to the Plans.

23.        OTHER TERMINATION  PROVISIONS

23.1      Nothing in this Agreement shall prevent us from terminating your employment on grounds of ill-health if you are unable through health reasons (in circumstances of at least 26 weeks' absence provided that such a termination is not an untimely termination in the context of article 336c xxxx Code of Obligations) to perform your duties even though at the time your employment terminates you have not exhausted your full sick pay entitlement or the consequence of the termination would be to end your entitlement to any further payments under the Income Protection  Plan.

23.2      On termination of your employment, your entitlement to accrued holiday pay will be calculated pro-rata. If you have untaken holiday due under the Working Time Regulations or any equivalent applicable national legislation on the date your employment terminates, you will be entitled to pay in lieu of that untaken holiday.

23.3      On termination of your employment (or earlier if requested), you will immediately return to us all Group property in your possession or control (without keeping any copies). This obligation extends to any copies, drafts, notes, extracts or summaries (however stored or made) of all documents and software that relate to the Group's business. If you have stored or copied any of the Group's data or information onto a computer, personal organiser or other electronic storage device which does not belong to the Group then you must immediately irretrievably delete that data or information and must allow us to have access to that device to verify that the data or information has been deleted.

23.4      You will immediately on termination of your employment or at any other time on request of the Board, resign immediately without claim for compensation   as

a director of any Group Company or from any trusteeship, office or appointment held by you on behalf of the Group.

24.        CHANGE OF CONTROL

24.1      In a change in control situation affecting Smith & Nephew plc the entitlements set out below would be payable where, within 12 months of that change, there   is a significant diminution of role or status, a reduction in salary or benefits, or   a mandatory relocation or where termination by employer or employee is a consequence of such a change in  control:

(a)        normal twelve months' base salary payable as a lump   sum;

(b)        the Remuneration Committee will consider to what extent an annual bonus award should be made in the change of control  circumstances;

(c)        lump sum in lieu of 12 months' car benefits and healthcare benefits  based on current provision costs;

(d)        lump sum in lieu of 12 months' pension contribution or salary supplement, as appropriate; and

(e)        reasonable executive outplacement  costs.

24.2      These change in control terms supersede the notice terms and entitlement  set  out in the Termination of Employment  section.

SECTION SIX: PROTECTING THE COMPANY AFTER YOUR EMPLOYMENT  HAS ENDED

25.        CONFIDENTIALITY

25.1      The confidentiality provisions set out in Clause 16 continue to apply to protect Confidential Information following the termination of your   employment.

26.        RESTRICTIVE COVENANTS

26.1      At any time in the period set out in Column A below, you must not carry out the activities set out in Column B. The Column B activities, however, are subject to the provisos and limitations set out in Column  C.

A (Restricted Period)	B (Restricted Activity)	C (Provisos and Limitations)
12 months from the date your employment with us ends

Accepting employment with or engaging, or assisting or being interested in any undertaking which carries out research, development or manufacturing of products or services in the fields ofbiologics, orthopaedics, endoscopy and/or wound management and treatment.

This restriction only applies where:

(a) you were materially concerned with research, development or manufacturing of that type during the last 12 months of your employment; and (b) that undertaking competes with the Group.

12 months from the date your employment with us ends

Accepting employment with or engaging, or assisting or being interested in any undertaking which carries out marketing and/or selling of products or services in the fields of biologies, orthopaedics,  endoscopy and/or wound management and treatment.

This restriction only applies where:

(a) you were materially concerned with marketing and selling of that type during the last 12 months of your employment; and (b) that undertaking competes with the Group;  and (c) that marketing or selling takes place in a Prohibited Territory.

12 months from the date your employment with us ends	Soliciting orders from or being concerned with the supply of orders to any person who is a customer of the Group.

This restriction only applies  where:

(a) the orders would be supplied in a Prohibited Territory; (b) the orders relate to the supply of products or services in the fields of biologies,  orthopaedics, endoscopy and/or wound management; (c) the orders are in competition with the Group;

(d) that person was someone with whom (during the last 12 months of your employment) you had personal contact or were materially concerned or about whom you possessed confidential information; and (e) that person had been a customer in the last 12 months of your employment. The  expression  "customer" includes a prospective customer.

12 months from the date your employment with us ends	Interfering or trying to interfere with the continuance of supplies to the Group or the terms on which those supplies are provided.

This restriction only applies if the supplier is a person with whom (during the last 12 months of your employment) you had personal contact or were materially concerned or about whom you possessed confidential  information.

12 months from the date your employment with us ends	Offering employment to an employee of the Group or persuading an employee to leave the Group.

This  restriction only applies if: (a) the employee is engaged in an executive, managerial, sales, research or development role; and (b) during the last 12 months of your employment,  you had personal contact or were materially concerned with or possessedconfidential information about the employee.

This restriction shall not apply if the employee respondsto a general and open job advertisement

The expression "employee" includes consultants, non-executive directors and contractors. It is immaterial whether or not the employee leaves the Group in breach of contract.

26.2      The Restricted Period in Column A above shall be reduced for any period  of time you are placed on garden leave pursuant to Clause  22.2.

26.3      None of the covenants above prevents you from holding up to 3% of the total issued share capital of any company whether listed or unlisted that competes with any member of the  Group.

26.4      These covenants prevent you from doing the restricted activities yourself or in any other way. You must not do them through others acting on your behalf or   on your instructions or with your encouragement. You must not do them  whether they are for your benefit or  not.

26.5      The duration of these restrictive covenants shall be reduced by an amount equal to the time that you may be placed on garden leave by us in accordance with Clause 22.

26.6      The expression "Prohibited Territory" means:

(a)         in North and South America - Canada, Mexico, Puerto Rico and the United States

(b)        in Europe - Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Eire, Estonia, Finland, France, Germany, Hungary, Italy, Latvia, Lithuania,  Netherlands,  Norway, Portugal,  Russian Federation,

Slovakia, Slovenia, Spain, Sweden, Switzerland,  United  Kingdom

(c)         in Asia - Brunei, China, Hong Kong, India, Indonesia, Japan, Malaysia, Myanmar,  Pakistan,  Philippines,  Singapore,  South  Korea,  Sri Lanka,

Taiwan, Thailand

(d)        in Australasia - Australia,  New Zealand

(e)         in Middle East - United Arab Emirates

(f)         in Africa - South Africa,

as well as any other country in which (at the date your employment terminates) the Group markets or sells products or services directly or via a distributor or agent.

26.7      If the business of the Group expands beyond the fields of biologies,  orthopaedics, endoscopy and wound management/treatment then the restrictive covenants will also apply to protect those new fields of   activity.

26.8      If you apply for or are offered a new employment, appointment or engagement, you must immediately bring the terms of this Agreement to the attention of the person to whom you are applying or the person making that   offer.

SECTION SEVEN: GENERAL  PROVISIONS

27.        DEFINITIONS

27.1      In this Agreement, the following words have the following  meanings:

Board means our Board of Directors from time to time and any person or committee authorised by the Board to act as its representative for the purposes of this   Agreement

Chairman means the Chairman of Smith & Nephew plc

Group Company means Smith & Nephew plc and its subsidiaries and any holding company and the other subsidiaries of that holding company (as those expressions are defined in the UK Companies Act 2006) together with any associated company (which means any other company in which we or our holding company or any subsidiary of ours or our holding company beneficially holds not less than 20% of the equity share capital), and Group is all or any of the Group  Companies.

Remuneration Committee means the sub-committee of the board of Smith & Nephew plc comprising non-executive directors, responsible for setting (inter alia) the pay and benefits of the executive directors of Smith & Nephew plc and executive officers of the Group.

Remuneration Policy means the most recent directors' remuneration  policy of Smith & Nephew plc as approved by its  shareholders.

27.2      Any reference to a statutory provision includes all re-enactments and modifications of that provision and any regulations made under it or   them.

27.3      The headings in this Agreement are for convenience only. They do not form part of this Agreement and do not affect its interpretation.

27.4      Any reference in this Agreement to you, if appropriate, includes your personal representatives.

27.5      Any reference in this Agreement to we or us includes any Group Company if  the context requires or if we so decide.

28.        GENERAL  PROVISIONS

28.1      Any provision in this Agreement which confers any rights or powers means those rights or powers as exercised by us from time to time. Those rights or powers may be exercised by the Board or by any other person acting on our behalf and within the scope of their  authority.

28.2      Any reference to any rule, regulation, policy, procedure or scheme means the rule, regulation, policy, procedure or scheme that is in force and as amended from time to time.

28.3      Any rule, regulation, policy, procedure or scheme referred to in this Agreement may be varied (in whole or part) or cancelled or terminated by us at any time. We are not obliged to give any prior warning before making that variation, cancellation or termination nor are we under any obligation to compensate you for  that variation,  cancellation  or termination,  even if you are    disadvantaged

(financially or otherwise) as a result. We are not obliged to substitute a replacement  rule, regulation,  policy, procedure or scheme but, ifwe do provide a substitute, it may be on whatever terms we consider appropriate provided always that you shall be treated no less favourably than other senior executives of comparable status to yourself under those terms. The duty of trust and confidence shall not extend to any exercise by us of the rights and powers contained in this clause.

28.4     If any scheme provider (not limited to an insurance company) or other third party refuses for any reason to provide any benefit which is set out in this Agreement (or to provide any benefit on terms that We consider to be reasonable) in relation to you or if applicable to your spouse, partner or children then we are not liable to make any payment; provide any replacement benefit or pay compensation in lieu of that benefit. We may in our discretion  challenge any refusal (and shall not unreasonably refuse your request for such a challenge) by any scheme provider or other third party to provide benefits but, if we do, it is on condition that:

(a)        you take all proper measures to appeal against the refusal in accordance with any applicable scheme and meet all reasonable costs associated  with that appeal;

(b)        you co-operate fully with us and disclose all relevant personal information;

(c)        if required, you attend a medical examination with one or more medical practitioners  selected and instructed by us; and

(d)        you indemnify us fully against all reasonable costs, expenses and claims incurred by us in connection  with challenging  that refusal.

28.5     Any provision of this Agreement which says that you must not do something means that you must not do it yourself or in any other way. You must not do it through others acting on your behalf or on your instructions or with your encouragement.

28.6     Nothing in this Agreement confers any rights on your spouse, dependants, relatives or any third  party.

28.7     Any delay by the Group or you in exercising any of its rights under this Agreement  will not constitute a waiver of those rights.

28.8     You appoint us to be your attorney (in your name and on your behalf) to execute any instrument or do anything necessary for the purpose of giving to us or our nominee the full benefit of the provisions of Clauses 17 and 23.3 of this Agreement. You acknowledge in favour of any third party that a certificate in writing, which is signed by any director or secretary of the Board, or of the board of Smith & Nephew plc, stating that any instrument or act falls within the authority conferred shall be conclusive evidence that such is the   case.

29.      DEDUCTIONS

29.1     You authorise us at any time during your employment or following its termination (whether or not that termination is lawful) to deduct from your wages (as that expression is defined in the UK Employment Rights Act 1996) any monies due from you to the Group, including without limitation the outstanding balance of any loan account; the cost of repairing any damage or  loss to Group property caused by you; any overpayment of holiday pay; and any loss suffered by the Group as a result of any breach of contract, statutory  duty  or tort committed  by you.

30.       DATAPROTECTION

30.1     You will be provided with a copy of the Group's data privacy notice, which sets out how your personal data will be used and shared by the Company and other Group Companies. The data privacy notice does not form part of this Agreement and may be updated from time to  time.

30.2      You agree to comply with all of the Group's policies and procedures including without limitation the Group email and internet policy and data protection policy.

31.       COLLECTIVE  AGREEMENTS

31.1      There are no collective agreements with trade unions that directly affect your terms and conditions of  employment.

32.       NOTICES

32.1      Any notice to be given under this agreement shall be in writing. Notices may be delivered by hand; sent by first-class  post or email. In your case, a notice will  be deemed to have been validly served if it is sent to the last address that you have notified to us as being your address. In our case, any notice should be addressed to the Company Secretary of Smith & Nephew plc and should be sent to the registered office address or to their personal email   address.

32.2      Any notice served by post will be deemed to have been served 48 hours after it was posted or in the case of email, 1 hour after it was sent.

33.       TERMINATION  OF PREVIOUS  AGREEMENTS

33.1      This Agreement, together with your appointment letter with Smith & Nephew plc dated on or about the date of this Agreement and any other documents referred to in this Agreement, constitutes the entire agreement  and understanding between the parties, and supersedes all other pre-existing agreements both oral and in writing between you and us and between you and Smith & Nephew plc which shall be deemed to have been terminated by mutual consent as from the date of this  Agreement.

33.2      You acknowledge that you have not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of your contract of employment.

34.        COUNTERPARTS

34.1     This Agreement may be executed in any number of counterparts, and by each party on separate counterparts.  Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effe  tive mode of delivery.

35.        GOVERND!G LAW AND JURISDICTION

35.1      This Agreement is governed by and interpreted in accordance with Swiss law.

35.2     Any dispute, controversy or claim arising out of or in connection with this Agreement shall be exclusively submitted to and determined by the ordinary courts at the domicile of the defendant party or where you normally perform your duties .

35.3     Smith & Nephew pie, or any other member of the Group, shall be entitled to enforce the restrictive covenants, confidentiality, intellectual property clauses and any other clause of this Agreement that purports to confer rights on the Group (or any member of the Group) in relation to you.

IN WITNESS  of which the parties have executed  this Agreement on the date set  out above.

EXECUTED as a DEED

on behalf of

SMITH AND NEPHEW ORTHOPAEDICS AG
/s/ Elga Lohler	/s/ Daniela Stoessel
Elga Lohler	Daniela Stoessel

EXECUTED as a DEED by
/s/ Roland Diggelmann

ROLAND DIGGELMANN

In the presence of

/s/ Ulrike Kaeppler

Ulrike Kaeppler